April 2011 Pricing Supplement No. 26 Registration Statement No. 333-169119 Dated April 5, 2011 Filed pursuant to Rule 424(b)(2)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered		Maximum Aggregate Offering Price	Amount of Registration Fee(1)

	Medium-Term Notes, Series A	$5,383,000	$624.97

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

INTEREST RATE STRUCTURED INVESTMENTS

Capped Floored Callable Fixed-To-Floating Rate Notes due April 8, 2026
Based on 3-Month USD LIBOR
Subject to early redemption and as further described below, interest will accrue and be payable on the notes quarterly, in arrears, at a rate of (i) Year 1: 5.00% per annum, (ii) Years 2-5: at a variable rate equal to 3-Month USD LIBOR plus 1.50%, subject to a minimum interest rate of 3.00% per annum and a maximum interest rate of 5.00% per annum, (iii) Years 6-10: at a variable rate equal to 3-Month USD LIBOR plus 2.50%, subject to a minimum interest rate of 3.00% per annum and a maximum interest rate of 6.00% per annum and (iv) Years 11-15: at a variable rate equal to 3-Month USD LIBOR plus 3.50%, subject to a minimum interest rate of 3.00% per annum and a maximum interest rate of 8.00% per annum. All payments on the notes, including the repayment of principal, are subject to the creditworthiness of Barclays Bank PLC.

SUMMARY TERMS
Issuer:	Barclays Bank PLC
Principal Amount:	$5,383,000
Issue Price:	$1,000 per note (see “Commissions and Issue Price” below)
Original Trade Date:	April 5, 2011
Original issue date:	April 8, 2011
Maturity Date:	April 8, 2026, subject to Redemption at the Option of the Company (as set forth below).
Interest Rate Type:	Regular Floating Rate
Day Count Convention:	30/360
Reference Asset/Reference Rate:	LIBOR (Designated LIBOR Page: Reuters: LIBOR01)
Index Maturity:	3 months
Interest Rate:	For each Interest Period commencing on or after the Original Issue Date, to but excluding April 8, 2012: the Initial Interest Rate

For each Interest Period commencing on or after April 8, 2012, the interest rate per annum will be equal to the Reference Rate plus applicable Spread, subject to the Minimum Interest Rate and applicable Maximum Interest Rate as set forth below.

Initial Interest Rate:	5.00%

Spread:	For Interest Periods commencing on or after	Spread
	April 8, 2012	1.50%
	April 8, 2016	2.50%
	April 8, 2021	3.50%

Maximum Interest Rate:	From and including April 8, 2012, to but excluding April 8, 2016:	5.00% per annum

	From and including April 8, 2016, to but excluding April 8, 2021:	6.00% per annum

	From and including April 8, 2021, to but excluding the Maturity Date:	8.00% per annum.

Minimum Interest Rate:	From and including April 8, 2012, to but excluding the Maturity Date:	3.00% per annum.
Business Day:	New York; London.
Business Day Convention:	Following, Unadjusted
Interest Payment Dates:

☐ Monthly,          ☒ Quarterly,          ☐ Semi-Annually,          ☐ Annually,

payable in arrears on the 8th day of each January, April, July and October, commencing on July 8, 2011 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date).

Interest Reset Dates:	For each Interest Period commencing on or after April 8, 2012, the first day of such period.
Interest Determination Dates:	Two London Business Days prior to the relevant Interest Reset Date.
Redemption at the Option of the Company:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date beginning on April 8, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date (subject to the creditworthiness of the Issuer).

Settlement:	DTC; Book-entry; Transferable.
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
CUSIP:	06738KEY3
ISIN:	US06738KEY38
Listing:	We do not intend to list the Notes on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	100%	2.25%	97.75%
Total	$5,383,000	$121,117.50	$5,261,882.50

(1) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.25% of the principal amount of the notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below before you make an investment decision.

Prospectus dated August 31, 2010
Prospectus Supplement dated August 31, 2010

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this pricing supplement relate. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement, the preliminary pricing supplement, if any, and final pricing supplement (when completed) if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

We may use this pricing supplement in the initial sale of the Notes. In addition, Barclays Capital Inc. or any of our affiliates may use this pricing supplement in market resale transactions in any Notes after the initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays Capital Inc.

Capped Floored Callable Fixed-To-Floating Rate Notes due April 8, 2026
Based on 3-Month LIBOR

Additional Terms of the Notes

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. These preliminary terms, together with the documents listed below, contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010: http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus supplement dated August 31, 2010: http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our SEC file number is 1-10257. As used in these preliminary terms, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations, are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

During the first year following the original issue date, interest on the Notes will accrue and be payable on the Notes quarterly, in arrears, at 5.00% per annum, and thereafter, during the floating interest rate periods, interest on the Notes will accrue and be payable on the Notes quarterly, in arrears, at a rate equal to 3-Month USD LIBOR plus the applicable Spread, subject to the Minimum Interest Rate and the applicable Maximum Interest Rate per annum. All payments on the Notes are subject to the creditworthiness of Barclays Bank PLC.

Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Early Redemption Risk—We may redeem the Notes, in whole or in part, on any Interest Payment Date beginning on April 8, 2012. It is more likely that we will redeem the Notes in whole prior to their stated maturity date to the extent that the interest payable on the Notes is greater than the interest that would be payable on other instruments issued by us of comparable maturity, terms and credit rating trading in the market. If the notes are redeemed, in whole or in part, prior to their stated maturity date, you will receive no further interest payments on the Notes redeemed and may have to re-invest the proceeds in a lower rate environment.

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Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity or in the event of early redemption, depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

April 2011	Page 2

Capped Floored Callable Fixed-To-Floating Rate Notes due April 8, 2026
Based on 3-Month LIBOR

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Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after the initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Interest Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods. We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

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Maximum Interest Rate—Since a Maximum Interest Rate is specified on the cover page hereof, the Interest Rate on the Notes for the relevant Interest Periods (on or after any applicable date specified on the cover page hereof) will be limited to the specified Maximum Interest Rate. As a result, in the event that the Interest Rate otherwise calculated for any applicable Interest Period exceeds the Maximum Interest Rate, your interest payment for the relevant Interest Period will reflect the Maximum Interest Rate, and you will lose the benefit of any interest payment that would have been payable had such Maximum Interest Rate not been applicable.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including hedging our obligations under the Notes. In performing these duties, the economic interests of our affiliates or of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including

o	the time to maturity of the Notes;
o	interest and yield rates in the market generally;
o	a variety of economic, financial, political, regulatory or judicial events; and
o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

April 2011	Page 3

Capped Floored Callable Fixed-To-Floating Rate Notes due April 8, 2026
Based on 3-Month LIBOR

Hypothetical Interest Rate and Interest Payment Calculations

As described above, after the initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described above. The following illustrates the process by which the Interest Rate and interest payment amount are determined for a hypothetical Interest Period where a floating rate applies.

While the steps described below would be followed for any Notes issued hereunder, the examples provided below are for illustrative purposes only and do not, and do not purport to, describe all payment possibilities for the Notes. For purposes of these examples, we assume that the Notes are not subject to Redemption at the Option of the Company. If we exercise our redemption option, you will receive on the Early Redemption Date the Redemption Price applicable to that Early Redemption Date, calculated as described above.

Step 1: Determine the value of the Reference Rate for the Interest Period.

For each Interest Period commencing on or after April 8, 2012, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the applicable Reference Rate on the Interest Determination Date relating to that Interest Reset Date. For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the per annum Interest Rate for the Interest Period by applying any Spread or Multiplier, while taking into account any Minimum Interest Rate or Maximum Interest Rate for that Interest Period.

For each Interest Period commencing on or after April 8, 2012, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by first adding the Reference Rate and the Spread and then assessing the sum relative to the Minimum Interest Rate and the applicable Maximum Interest Rate. The per annum Interest Rate for that Interest Period will be the sum of the Reference Rate and the Spread unless such sum is greater than the Maximum Interest Rate or less than the Minimum Interest Rate. If the sum of the Reference Rate and the Spread is greater than the Maximum Interest Rate, the Interest Rate for that Interest Period will be the Maximum Interest Rate. If the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will be the Minimum Interest Rate.

The following examples illustrate how the Interest Rate for a hypothetical Interest Period where a floating rate applies would be calculated:

Example 1: The per annum Interest Rate equals the Reference Rate plus the Spread.

Based on a hypothetical Reference Rate equal to 3.20% and a Spread of 1.50%, the Interest Rate would be equal to 4.70% (the Reference Rate plus the Spread).

Example 2: The per annum Interest Rate equals the Maximum Interest Rate.

Based on a Maximum Interest Rate of 5.00% (in the applicable interest period) and a hypothetical Reference Rate equal to 6.00% and a Spread of 1.50%, the Interest Rate (without taking the Maximum Interest Rate into account) would equal 7.50% (the Reference Rate plus the Spread). However, because of the Maximum Interest Rate of 5.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Maximum Interest Rate of 5.00%.

Example 3: The per annum Interest Rate equals the Minimum Interest Rate.

Based on a Minimum Interest Rate of 3.00% and a hypothetical Reference Rate equal to 1.00% and a Spread of 1.50%, the Interest Rate (without taking the Minimum Interest Rate into account) would equal 2.50% (the Reference Rate plus the Spread). However, because of the Minimum Interest Rate of 3.00%, the per annum Interest Rate for the relevant Interest Period would instead be equal to the Minimum Interest Rate of 3.00%.

April 2011	Page 4

Capped Floored Callable Fixed-To-Floating Rate Notes due April 8, 2026
Based on 3-Month LIBOR

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Reference Rate

“LIBOR” as described in the accompanying prospectus supplement section entitled “Reference Assets—LIBOR” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

Historical Information

The following graph sets forth the historical percentage levels of the Reference Rate for the period from January 1, 2000 to April 5, 2011. The historical levels of the Reference Rate do not reflect the spread that will apply to the interest that accrues on the notes for the applicable interest periods during the floating interest rate periods, and should not be taken as an indication of its future performance. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

United States Federal Income Tax Treatment

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal

April 2011	Page 5

Capped Floored Callable Fixed-To-Floating Rate Notes due April 8, 2026
Based on 3-Month LIBOR

Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement. As a result, you may be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years. We intend to treat any excess of the non-contingent payments on the Notes (i.e., the 5.00% Initial Interest Rate) in an accrual period over the product of the comparable yield of the Notes and their adjusted issue price as a nontaxable return of principal which, in turn, will reduce the “adjusted issue price” of the Notes. Additionally, any gain recognized on a sale, upon maturity, or other disposition of the Notes will be treated as ordinary income. Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101. The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to certain foreign financial asset reporting obligations with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Supplemental Plan of Distribution

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken. The Agent will receive commissions from the Issuer equal to 2.25% of the principal amount of the notes, or $22.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers including Morgan Stanley Smith Barney LLC.

April 2011	Page 6